Exhibit 2.1

AMENDMENT NO. 1 TO THE TRANSACTION AGREEMENT

This Amendment No. 1, dated as of November 18, 2025 (this “Amendment”), to the TRANSACTION AGREEMENT (the “Agreement”), dated as of October 22, 2025, is entered into by and between Alkermes plc, an Irish public limited company with registered number 498284 having its registered office at Connaught House, 1 Burlington Road, Dublin 4, Ireland D04 C5Y6 (“Parent”), and Avadel Pharmaceuticals plc, an Irish public limited company with registered number 572535 having its registered office at 10 Earslfort Terrace, Dublin 2, Ireland (the “Company”).

WHEREAS, Parent and the Company, have previously entered into the Agreement, relating to a recommended offer to be made by Parent for the entire issued and to be issued ordinary shares, nominal value $0.01 per share, of the Company to be implemented by the Scheme or, at the election of Parent and subject to the terms of the Transaction Agreement, by means of a takeover offer; and

WHEREAS, the Company and Parent desire to amend the Agreement in accordance with Section 10.5 of the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth in this Amendment, and other good and valuable consideration, the adequacy and receipt of which hereby are acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

Section 1.1 All capitalized terms used herein shall have the meanings set forth in the Agreement, unless the context indicates otherwise.

Section 1.2 Section 1.1 of the Agreement is hereby amended by:

(a) deleting the definition of “Cash Consideration” and replacing it with the following:

“Cash Consideration” means $21.00 in cash per Company Share.

(b) deleting the definition of “Financing Information” in its entirety; and

(c) deleting the definition of “End Date” and replacing it with the following:

“End Date” means the date that is twelve (12) months from the date of this Agreement, provided, that if the Completion shall not have occurred as of the End Date and all the conditions to Completion, other than Conditions 1, 2.3, 2.4 and 3.1 (including as a result of a Government Shutdown), would be satisfied if the Completion were to occur on such date, the End Date shall be automatically extended to the date that is fifteen months (15) from the date of this Agreement, and such date shall be the End Date.

(d) deleting the definition of “Cap” and replacing it with the following:

“Cap” means an amount equal to one percent (1%) of the aggregate value of the total Cash Consideration payable with respect to the Company Shares in connection with the Acquisition (excluding, for clarity, any interest in such share capital of the Company held by Parent or any Concert Parties of Parent).

(e) deleting the definition of “Debt Agreement” and replacing it with the following:

“Debt Agreement” means that certain Amended and Restated Bridge Term Loan Credit Agreement, dated as of the First Amendment Effective Date, among Parent, as a borrower, Alkermes, Inc., as a borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, an executed copy of which has been provided to the Company on the First Amendment Effective Date.

(f) adding the following definition of “First Amendment Effective Date”:

“First Amendment Effective Date” means the date on which Amendment No. 1 to the Transaction Agreement was executed by Parent and the Company, which was, for avoidance of doubt, November 18, 2025.

Section 1.3 The last sentence of Section 7.2(b) of the Agreement is hereby deleted and replaced in its entirety with the following:

The Company will provide all information reasonably required to enable Parent to make such Filings and to achieve the fulfilment of the conditions precedent and cooperate with Parent in its efforts to comply with its obligations under this Agreement, including in seeking to obtain any required Clearances, including contesting any Action commenced by any Governmental Entity in connection with the transactions contemplated hereby.

Section 1.4 Section 7.2(c) of the Agreement is hereby deleted and replaced in its entirety with the following:

Notwithstanding Section 7.2(b) or anything else in this Agreement to the contrary, but subject in any event to Section 7.2(d), Parent shall promptly take the steps necessary to obtain all Clearances under the HSR Act and each other Antitrust Law or foreign investment Law, including all jurisdictions listed on Section 7.2(b) of the Company Disclosure Schedule, so as to enable the parties to consummate the Acquisition and the other transactions contemplated hereby as promptly as reasonably practicable and in any event on or before the End Date, including taking the following actions to the extent required to obtain such Clearances: (i) committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale, divestiture, license, transfer, assignment or other disposition of assets or businesses of the Parent, its Subsidiaries or Affiliates or the Company,

or any portions thereof, (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of the Parent, its Subsidiaries or Affiliates or the Company, (iii) creating or consenting to create any relationships, ventures, contractual rights, obligations, behavioral undertakings or other arrangements of the Parent, its Subsidiaries or Affiliates or the Company (or, in each case, agreeing or offering to agree to do the same) (any action contemplated by the preceding clauses (i) through (iii), a “Remedy Action”) and (iv) contesting any Action brought by any Governmental Entity or other Person challenging or seeking to enjoin, prevent or delay the closing of the Acquisition and the other transactions contemplated by this Agreement, provided, however, that (A) any Remedy Action shall be conditioned upon the occurrence of the Completion unless Parent, in its sole discretion, elects otherwise, and (B) the Company shall not, and shall cause its Subsidiaries not to, propose, offer, or commit to, or otherwise take, any Remedy Action without the prior written consent of Parent.

Section 1.5 Section 7.2(d) of the Agreement is hereby deleted and replaced in its entirety with the following:

Parent shall have the right to (i) direct, devise and implement the strategy for obtaining any necessary Clearance from and submitting filings to, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and lead all meetings and communications (including any negotiations) with, any Governmental Entity that has authority to enforce any Antitrust Law, and (ii) control the commencement, defense and settlement of any Action brought by or before any Governmental Entity that has authority to enforce any Antitrust Law or foreign investment Law or any other Person pursuant to any Antitrust Law or foreign investment Law; provided, however, that Parent shall reasonably consult with the Company and consider in good faith the views and comments of the Company in connection with the foregoing.

Section 1.6 The second sentence of Section 7.2(f) of the Agreement is hereby deleted and replaced in its entirety with the following:

Subject to Section 7.2(d), none of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with any Governmental Entity, or any member of the staff of any Governmental Entity, in respect of any Filing, Action (including the settlement of any investigation) or other inquiry regarding the Acquisition or the Scheme unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, allows the other party to participate.

Section 1.7 Section 7.2(h) of the Agreement is hereby deleted and replaced in its entirety with the following:

From the date of this Agreement through the earlier of the termination of this Agreement or Completion, Parent shall not, and shall cause its Subsidiaries and Affiliates not to, acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity interests in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the closing of such acquisition, merger or consolidation would reasonably be expected to (i) impose a material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to close the Acquisition and the other transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the closing of the Acquisition and the other transactions contemplated by this Agreement or (iii) materially delay the closing of the Acquisition and the other transactions contemplated by this Agreement.

Section 1.8 Section 7.1(f) of the Agreement is hereby deleted in its entirety and such clause is reserved. All references in the Agreement to Section 7.1(f) of the Agreement and any cross-references, definitions, schedules, exhibits, or other provisions, only to the extent that any of the foregoing refer to or rely upon Section 7.1(f), are hereby deleted.

Section 1.9 Section 7.7 of the Agreement is hereby deleted in its entirety and such clause is reserved. All references in the Agreement to Section 7.7 of the Agreement and any cross-references, definitions, schedules, exhibits, or other provisions, only to the extent that any of the foregoing refer to or rely upon Section 7.7, are hereby deleted.

Section 1.10 The Company agrees that, following the execution of this Amendment, there is no Company Alternative Proposal made prior to the execution of this Amendment that constitutes a Company Superior Proposal. If any Company Alternative Proposal is made following the execution of this Amendment (including any amendment to any Company Alternative Proposal made prior to such execution), the Company shall treat each such Company Alternative Proposal as a new Company Alternative Proposal for purposes of Section 5.2 of the Agreement (including, for the avoidance of doubt, that the notice period for any notification delivered following the execution of this Amendment under Section 5.2(e)(i) shall be five (5) Business Days).

Section 1.11 Each of the Company and Parent confirms that its respective board of directors (or a duly authorized committee thereof) has approved the contents and release of an announcement to be made by the Parties in respect of the matters contemplated by this Amendment, in the form agreed to by or on behalf of the Parties (the “Revised Offer Announcement”). Following the execution of this Amendment, the Company and Parent shall jointly, in accordance with, and for the purposes of, the Takeover Rules, procure the release of the Revised Offer Announcement to a Regulatory Information Service by no later than 5:00 pm, New York City time, on November 19, 2025, or such later time as may be agreed between the Parties in writing.

Section 1.12 Except as otherwise expressly provided herein, the Agreement shall remain unchanged and in full force and effect.

Section 1.13 From and after the execution of this Amendment by the Parties hereto, any reference to the Agreement shall be deemed to be a reference to the Agreement as amended by this Amendment.

Section 1.14 Sections 10.2 through 10.7 and Sections 10.9 through 10.16 of the Agreement shall apply mutatis mutandis to this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

ALKERMES PLC, as Parent,

By:	/s/ Declan O’Connor
Name: Declan O’Connor
Title: Board Authorized Signatory

[Signature Page to Amendment No. 1 to the Transaction Agreement]

AVADEL PHARMACEUTICALS PLC, as the Company,

By:	/s/ Peter Thornton
Name: Peter Thornton
Title: Director

[Signature Page to Amendment No. 1 to the Transaction Agreement]